GREENFLAG VENTURES INC.

(the “Company”)

Friday, October 2, 2015 @ 11:00 a.m. (Pacific Time)

Suite 804 – 750 West Pender Street

Vancouver, British Columbia, V6C 2T7, Canada

PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY, for the Annual General and Special Meeting of shareholders of the Company to be held on Friday, October 2, 2015 at 11:00 a.m. (Pacific Time) (the “Meeting”).  The undersigned shareholder of the Company hereby appoints Richard DiBiase, President, CEO and a director of the Company, or failing him, Terry L. Johnson, CFO and a director of the Company, or failing either of them, Jan Urata, management appointee by the Company, or failing any of them, ____________________________________________________, as proxyholder, with power of substitution, to attend and vote for the undersigned at the Meeting to be held at Suite 804, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, at 11:00 a.m. (Pacific time) on Friday, October 2, 2015 and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

   For         Withhold

 1. To re-appoint De Visser Gray, Chartered Accountants as Auditors of the Company.

     [  ]

          [  ]

    For

      Against

 2. To fix the number of directors at four (4).

     [  ]               [  ]

  For          Withhold

 3. To elect the following persons as directors of the Company:

    (a) Richard DiBiase

     [  ]               [  ]

    (b) Terry L. Johnson

     [  ]               [  ]

    (c) Neal Johnson

     [  ]               [  ]

    (d) Michael Johnson

     [  ]               [  ]

    For           Against

 4. To approve by an ordinary resolution of a majority of minority shareholders the delisting of the Company’s common shares from the NEX Board of the TSX Venture Exchange.

     [  ]               [  ]

 5. To transact such other business as may properly come before the Meeting.

     [  ]               [  ]

TO BE VALID, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICE OF THE TRANSFER AGENT OF THE COMPANY:

 INTEGRAL TRANSFER AGENCY

 100 QUEEN STREET EAST, SUITE 203

 TORONTO, ONTARIO  M5C 1S6

 FAX: 1-866-695-2204

 EMAIL: SUPPORT@INTEGRALTRANSFER.COM

 NO LATER THAN SEPTEMBER 30, 2015, 11:00 A.M., PACIFIC TIME

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

 DATED this _____ day of ____________________, 2015.

Signature of Shareholder

NOTES

1. THIS PROXY IS SOLICTED BY MANAGEMENT OF THE COMPANY.

2. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed.  Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy.  The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Company.

4. Each shareholder must sign this proxy.  Please date the proxy.  If the shareholder is a company, the proxy must be executed by an officer or attorney thereof duly authorized.

5. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.

6. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the said Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

To be represented at the Meeting, this proxy form must be received by Integral Transfer Agency, 100 Queen Street East, Suite 203, Toronto, ON, M5C 1S6, by mail, or by fax 1-866-695-2204, or by email to the attention of Anushka Sriraveendranathan at support@integraltransfer.com, at no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournments thereof.